**Exhibit 99.1**

**Annex A**

Annex A is hereby amended and restated as follows:

<u>Annex A-1</u>

The following sets forth the name and principal occupation of each of the directors of Silver Lake (Offshore) AIV GP III, Ltd., each of whom is a citizen of the United States.

| Name | Business Address | Principal Occupation |
|---|---|---|
| Egon Durban | c/o Silver Lake<br>2775 Sand Hill Road, Suite 100<br>Menlo Park, California 94025 | Co-CEO and Managing Member of Silver Lake Group, L.L.C. |
| Kenneth Hao | c/o Silver Lake<br>2775 Sand Hill Road, Suite 100<br>Menlo Park, California 94025 | Chairman and Managing Member of Silver Lake Group, L.L.C. |
| Karen King | c/o Silver Lake<br>2775 Sand Hill Road, Suite 100<br>Menlo Park, California 94025 | Managing Director of Silver Lake Group, L.L.C. |
| Gregory Mondre | c/o Silver Lake<br>55 Hudson Yards<br>550 West 34th Street, 40th Floor<br>New York, New York 10001 | Co-CEO and Managing Member of Silver Lake Group, L.L.C. |
| Justin Hamill | c/o Silver Lake<br>55 Hudson Yards<br>550 West 34th Street, 40th Floor<br>New York, New York 10001 | Managing Director and Chief Legal Officer of Silver Lake Group, L.L.C. |
| Joseph Osnoss | c/o Silver Lake<br>55 Hudson Yards<br>550 West 34th Street, 40th Floor<br>New York, New York 10001 | Managing Partner and Managing Member of Silver Lake Group, L.L.C. |
| Jason White | c/o Silver Lake<br>2775 Sand Hill Road, Suite 100<br>Menlo Park, California 94025 | Managing Director of Silver Lake Group, L.L.C. |
| Bryce Lee | c/o Silver Lake<br>2775 Sand Hill Road, Suite 100<br>Menlo Park, California 94025 | Managing Director of Silver Lake Group, L.L.C. |

None of the persons listed above beneficially owns any Ordinary Shares or has engaged in any transactions in Ordinary Shares of the Issuer in the previous 60 days.

The following sets forth the name and principal occupation of each of the directors of SL Globetrotter GP, Ltd., each of whom is a citizen of the United States

| Name | Business Address | Principal Occupation |
| --- | --- | --- |
| Karen King | c/o Silver Lake<br>2775 Sand Hill Road, Suite 100<br>Menlo Park, California 94025 | Managing Director of Silver Lake Group, L.L.C. |
| Joseph Osnoss | c/o Silver Lake<br>55 Hudson Yards<br>550 West 34th Street, 40th Floor<br>New York, NY 10001 | Managing Partner and Managing Member of Silver Lake Group, L.L.C. |

None of the persons listed above beneficially owns any Ordinary Shares or has engaged in any transactions in Ordinary Shares of the Issuer in the previous 60 days.